UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-203266

International Game Technology PLC

(Exact name of registrant as specified in its charter)

66 Seymour Street, Second Floor

London, W1H 5BT

United Kingdom

+44 (0) 207 535 3200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in the IGT 401(K) Savings Plan

(Title of each class of securities covered by this Form)

Ordinary shares, nominal value $0.10 per share(1)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None(2)

(1)

Although the duty to file reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), has been terminated with respect to the IGT 401(K) Savings Plan (the “Plan”), the duty to file reports under Section 13(a) or 15(d) remain with respect to International Game Technology PLC ordinary shares, nominal value $0.10 per share.

(2)

The Plan is no longer open to new investment. Therefore, interests in the Plan no longer require registration. Accordingly, this Form 15 is being filed solely to suspend the Plan’s duty to file reports under Section 15(d) of the Exchange Act, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, IGT 401(K) Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

IGT 401(K) Savings Plan

Date:	December 21, 2015	By:	/s/ Chris Popadic
		Name:	Chris Popadic
		Title:	Chair, IGT 401(K) Savings Plan Committee